UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2002

NORTH PACIFIC GEOPOWER CORP.

(Name of Registrant)

#411-837 W. Hastings St, Vancouver, British Columbia V6C 2N6
(Address of principal executive offices)

1. **Quarterly Report consisting of Schedules A (including 2nd Quarter Financial Statements as at June 30, 2002), B and C and the President's Report to Shareholders.**

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx Form 40-F_____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No xxx

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

North Pacific GeoPower Corp.: SEC File No. 0-31220
(Registrant)

Date August 21, 2002: By ______________________
Kenneth MacLeod, President and CEO

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

INCORPORATED AS PART OF:

__X__ Schedule A

_____ Schedule B and C

ISSUER DETAILS:

Name of Issuer	For Quarter Ended	Date of Report (YY/MM/DD)
NORTH PACIFIC GEOPOWER CORP.	June 30, 2002	2002 / 08 / 12

Issuer's Address
411 – 837 WEST HASTINGS STREET

City	Province	Postal Code	Issuer Fax No.	Issuer Telephone No.
VANCOUVER	BC	V6C 3N6	(604) 646-6603	(604) 662-3338

Contact Person	Contact Person Position	Contact Telephone No.
KENNETH MACLEOD	PRESIDENT & CEO	(604) 662-3338

Contact email address	WEB SITE ADDRESS
kmacleod@npgeopower.com	www.npgeopower.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Director's Signature	Print Full Name	Date Signed
"Kenneth MacLeod"	KENNETH MACLEOD	August 14, 2002
Director's Signature	Print Full Name	Date Signed
"John Darch"	JOHN DARCH	August 14, 2002

SCHEDULE A

NORTH PACIFIC GEOPOWER CORP.
(formerly South Crofty Holdings Ltd.)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	June 30, 2002	December 31, 2001
	(unaudited)	*(audited)*
ASSETS		
Current assets		
Cash and equivalent	$ 19,554	$ 1,657,539
Accounts Receivable	62,579	42,638
Prepaid	4,520	27,748
	86,653	1,727,925
Geothermal property	2,593,215	1,183,232
Security deposit	150,000	150,000
Office equipment	5,197	-
	$ 2,835,065	$ 3,061,157

LIABILITIES AND SHAREHOLDERS EQUITY

	June 30, 2002	December 31, 2001
Current liabilities		
Accounts payable and accrued liabilities	$ 725,830	$ 474,848
Due to related company	920,896	906,117
	1,646,726	1,380,965
Shareholders' equity		
Share capital	2,387,740	2,387,740
Deficit	(1,199,401)	(707,548)
	1,188,339	1,680,192
	$ 2,835,065	$ 3,061,157

On behalf of the Board:

"Kenneth MacLeod"
Kenneth MacLeod, Director

"John Darch"
John Darch, Director

NORTH PACIFIC GEOPOWER CORP.
(formerly South Crofty Holdings Ltd.)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Three Months Period Ended June 30, 2002	Three Months Period Ended June 30, 2001	Six Months Period Ended June 30, 2002	Six Months Period Ended June 30, 2001
	(unaudited)	*(unaudited)*	*(unaudited)*	*(unaudited)*
Interest Income	$ 3,488	$ 1,796	$ 11,863	$ 3,360
Advertising & promotion	15,471	-	54,578	-
Amortization	571	-	1,039	-
Consulting fees	36,035	-	68,468	-
Directors' fees	22,166	-	28,196	-
General and administration (note 5)	30,951	-	65,690	56
Management fees	10,512	-	50,095	-
Other professional fees	46,839	355	51,029	1,147
Regulatory fees, transfer agent and reporting to shareholders	63,670	-	81,575	-
Rent & property tax (note 5)	2,683	-	15,000	-
Salaries (note 5)	13,710	-	54,840	-
Travel & related	2,499	-	33,206	-
	245,107	355	503,716	1,203
Net income (loss) for the period	(241,659)	1,441	(491,853)	2,157
Deficit, beginning of year	(957,742)	(380,225)	(707,548)	(382,144)
Deficit, end of period	$ (1,199,401)	$ (378,784)	$ (1,199,401)	$ (378,784)
Income (loss) per share	$ (0.00)	$ 0.00	$ (0.00)	$ 0.00

NORTH PACIFIC GEOPOWER CORP.
(formerly South Crofty Holdings Ltd.)
Consolidated Statements of Operations and Deficit
(expressed in Canadian dollars)

	Three Months Ended June 30, 2002	Three Months Ended June 30, 2001	Six Months Ended June 30, 2002	Six Months Ended June 30, 2001
	(unaudited)	*(unaudited)*	*(unaudited)*	*(unaudited)*
Operating activities:				
Net income (loss) for the period	$ (241,659)	$ 1,441	$ (491,853)	$ 2,157
Items not requiring (providing) cash:				
Amortization	571	-	1,039	
	(241,088)	1,441	(490,814)	2,157
Changes in non-cash operating working capital				
Accounts receivable	66,458	(3,883)	(19,941)	(6,616)
Prepaid expenses and deposits	10,000	8,334	23,228	8,334
Accounts payable and accrued liabilities	421,783	(793)	250,983	(793)
	257,153	5,099	(236,544)	3,082
Investing activities				
Geothermal property	(584,876)	(169,657)	(1,409,983)	(204,607)
Purchase of office equipment	-	-	(6,237)	-
	(584,876)	(169,657)	(1,416,220)	(204,607)
Financing activities				
Advances from related company	(5,396)	164,572	14,779	200,811
	(5,396)	164,572	14,779	200,811
Increase (decrease) in cash	(333,119)	14	(1,637,985)	(714)
Cash, beginning of period	352,673	1,223	1,657,539	1,951
Cash, end of period	$ 19,554	$ 1,237	$ 19,554	$ 1,237

NORTH PACIFIC GEOPOWER CORP.
(formerly South Crofty Holdings Ltd.)

Consolidated Statements of Geothermal Property Costs
(expressed in Canadian dollars)

	June 30, 2002	December 31, 2001
	(unaudited)	*(audited)*
Balance, beginning of year	$ 1,183,232	$ 14,246
Occupancy	2,711	52,759
Project Management	103,812	188,169
Technical consultants	88,591	193,245
Geology	-	41,143
Geophysical studies	25,318	134,414
Drilling and related	1,051,518	350,863
Road construction	96,259	179,964
Public & stakeholders relations	37,335	28,063
Others	4,439	366
	1,409,983	1,168,986
Balance, end of period	$ 2,593,215	$ 1,183,232

(expressed in Canadian dollars)

June 30, 2002 and 2001

1. BASIS OF PRESENTATION AND NATURE OF OPERATIONS

North Pacific GeoPower Corp. ("NPGP" or the "Company") is incorporated under the laws of British Columbia. During the Year 2001, the Company changed its name from South Crofty Holdings Ltd. to North Pacific GeoPower Corp. in connection with a business combination. The Company is developing the Meager Creek Geothermal Project, held under the only geothermal lease issued in Canada for the commercial production of electricity, and has not yet determined the economic viability of the project. The project is located 160 km north of Vancouver, Canada.

These consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of the financial data is based on accounting principles and practices consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended December 31, 2001. Certain information and footnote disclosure normally included in consolidated financials statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim periods statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the management, all adjustments considered necessary for fair presentation have been included in these consolidated financial statements.

2. Business combination

Effective November 22, 2001, South Crofty Holdings Ltd. (subsequently renamed "North Pacific GeoPower Corp.") acquired all the outstanding common shares of Meager Creek Development Corporation ("MCDC"), a wholly-owned subsidiary of Crew Development Corporation ("Crew"), by issuance of 97,378,558 common shares of the Company. Since the former sole shareholder of MCDC acquired control of the Company through the share exchange, this transaction was accounted for under the purchase method of accounting as a reverse take-over.

3 Geothermal property

The Company holds a license of occupation granted by the British Columbia Ministry of Sustainable Resource Management giving surface tenure to property at Meager Creek, which expires December 17, 2017. Additionally, the Company holds a geothermal lease granted by the British Columbia Ministry of Energy and Mines in respect of certain property at Meager Creek also expiring December 17, 2017. The license and lease were recorded at a nominal value of $1.

The Geothermal Act of British Columbia provides for an undefined royalty payable to the Crown, and the geothermal lease includes a clause that may provide for a royalty agreement if electricity is produced from the geothermal lease and sold. The amount of such royalties, if any, is subject to negotiation. In addition, the geothermal lease is subject to a royalty of 5% of the net proceeds received from the sale of electrical power produced from the geothermal lease, after deducting operating costs and capital expenditures.

The Company is contingently liable for the site restoration of the geothermal property under the terms of the regulations of the Petroleum and Natural Gas Act of the Province of British Columbia. The required deposit is supported by a term deposit held by the Company in the amount of $150,000.

(expressed in Canadian dollars)

4. Share Capital

Authorized share capital of the Company consists of 300,000,000 common shares without par value.

After the business combination, the share capital of the Company is as follows:

	Number of Shares	Dollars
Balance, November 21, 2001, prior to business combination	21,746,032	$ 21,889,085
Reduction in the book value of NPGP share capital to that of MCDC upon business combination	–	(21,505,345)
Issued pursuant to business combination	97,378,558	–
Balance after business combination	119,124,590	383,740
Shares issued by way of private placement (note 5)	16,700,000	2,004,000
Balance, December 31, 2001 and June 30, 2002	135,824,590	$ 2,387,740

As at December 31, 2001 and June 30, 2002, a total of 117,679,381 of the issued common shares were held pursuant to an escrow agreement which provides for the release of the escrowed shares over 72 months following the acquisition of MCDC in equal tranches of 5%, at six month intervals for a period of 24 months, and thereafter in equal tranches of 10% at six month intervals for a period of 48 months.

5. Related party transactions

Prior to the business combination (note 3), Crew was the sole shareholder of MCDC. Under the terms of the business combination, Crew received 97,378,558 shares of NPGP in exchange for all of its shares of MCDC. Crew also participated in a concurrent private placement of 16,700,000 shares of NPGP for $2,004,000.

The Company is indebted to Crew, its majority shareholder, for working capital advances. These advances are due on demand, without interest or specific terms of repayment. During the period, Crew charged administrative expenses. The charges, which represent reimbursements of amounts paid on behalf of the Company by Crew, were as follows:

	Three Months Ended June 30, 2002	**Three Months Ended June 30, 2001**	**Six Months Ended June 30, 2002**	**Six Months Ended June 30, 2001**
Salaries	$ 13,710	$ -	$ 54,840	$ -
Rent and property taxes	3,750	-	15,000	-
General and administration	2,540	-	10,160	-
	$ 20,000	$ -	$ 80,000	$ -

During Year 2002, the Company paid $43,750 for technical and management consulting fees to a director of the Company.

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F

INCORPORATED AS PART OF:

_______ Schedule A

__X__ Schedule B and C

ISSUER DETAILS:

Name of Issuer	For Quarter Ended	Date of Report (YY/MM/DD)
NORTH PACIFIC GEOPOWER CORP.	June 30, 2002	2002 / 08 / 12

Issuer's Address
411 – 837 WEST HASTINGS STREET

City	Province	Postal Code	Issuer Fax No.	Issuer Telephone No.
VANCOUVER	BC	V6C 3N6	(604) 646-6603	(604) 662-3338

Contact Person	Contact Person Position	Contact Telephone No.
KENNETH MACLEOD	PRESIDENT & CEO	(604) 662-3338

Contact email address	WEB SITE ADDRESS
kmacleod@npgeopower.com	www.npgeopower.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

Director's Signature	Print Full Name	Date Signed
"Kenneth MacLeod"	KENNETH MACLEOD	August 14, 2002
Director's Signature	**Print Full Name**	**Date Signed**
"John Darch"	JOHN DARCH	August 14, 2002

NORTH PACIFIC GEOPOWER CORP.
Supplementary Information
Schedule B
June 30, 2002

Schedule A: Financial Information
See attached financial statements for the six months ended June 30, 2002

Schedule B: Supplementary Information

1a. Geothermal property
See attached financial statements for the six months ended June 30, 2002 – note 3

1b. General and administration expenses
See attached financial statements for the six months ended June 30, 2002

2. Payments to related parties
See attached financial statements for the six months ended June 30, 2002 – note 5.

3. Summary of securities issued and options granted during the period:
   a. Securities issued during the quarter: nil

   b. Options granted during the quarter: Nil

4. Summary of securities as at the end of the reporting period:
   (a) Authorized:
   300,000,000 common shares without par value

   (b) Issued and outstanding as at June 30, 2002: 135,824,590 common shares

   (c) Stock options:
   The stock options outstanding as at June 30, 2002 are as follows: Nil

   (d) Share purchase warrants outstanding as at June 30, 2002: Nil

   (e) Shares in escrow or subject to a pooling agreement as at June 30, 2002: 117,679,381
   (See attached financial statements for the six months ended June 30, 2002 – note 4)

5. List of Director and Officers as at June 30, 2002

John M. Darch	Director and Chairman of the Board
Kenneth MacLeod	Director, President and CEO
Cameron Belsher	Director
John P. Copeland	Director
Morteza Ghomshei	Director
Jon Steen Petersen	Director
Jan A. Vestrum	Director
George R. Brazier	Secretary

NORTH PACIFIC GEOPOWER CORP.
Management Discussion and Analysis
Schedule C
June 30, 2002

1. Description of the Business

North Pacific GeoPower Corp. (the "Company") holds a 100% interest in the only geothermal lease issued in Canada for the production of electricity and is conducting a resource confirmation program on the Meager Creek Geothermal Project to determine its economic viability. The project is located approximately 160 km north of Vancouver, Canada and has been extensively explored and evaluated.

The Company commissioned GeothermEx Inc. ("GeothermEx") of Richmond, California, a consulting firm with worldwide geothermal exploration and engineering experience, to review data of prior exploration programs and submit recommendations for a program that would lead to the discovery of zones with sufficient permeability to supply commercial wells. In a summary report delivered in July 2001, GeothermEx recommended a program of geophysics and slim hole drilling to verify its model of a large geothermal reservoir underlying the lease area. The Company has adopted the GeothermEx plan and the programs have been markedly successful to date.

2. Discussion of Operations and Financial Conditions

The following discussion should be read in conjunction with the consolidated financial statements and related notes.

The Company has continued with the development of its geothermal project and invested a further $584,876 in the current quarter. The major work undertaken is the continuation of the initial slim hole program designed to determine the presence of high temperature geothermal fluids and sufficient permeability within the rock formation. The investment was primarily in drilling and project management.

The loss for the quarter ended June 30, 2002 was $241,659. The largest components of this loss were reporting to shareholders; professional, consulting and directors' fees; salaries and promotion. These expenditures reflect the continued significant level of activity of the Company.

3. Liquidity and Solvency

The Company raised $2,004,000 in a private placement in December 2001. As at June 30, 2002, the Company has a working capital deficiency of $639,177 (excluding amounts owing to Crew Development Corp.). To continue with the program, the Company requires to raise additional funds through the market. Although no assurance can be given, based on Company's continued ability to reach its development targets, management expects that the additional capital can be raised by the Company to meet its commitments to complete all phases of its development program.

4. Risk Factors

Geothermal resource exploration and development involves a high degree of risk. Until the balance of the development program is completed, the Meager Creek Geothermal Project is an undetermined potential. The long-term success of the Company relies on various factors, such as the technical characteristics of the geothermal resource, the cost to develop the facilities, the pricing of the electricity and financing the project. Other factors include the ability of the Company to obtain and maintain appropriate licenses and permits as well as addressing environmental and aboriginal issues.

5. Subsequent Events

A director and the major shareholder loaned an aggregate of $200,000 to the Company for working capital purposes. The Company is investigating sources of funding for the next phase of development of the Meager Creek Geothermal Project.

Report to Shareholders

On behalf of the Board of Directors, I am pleased to report the results of our activities during the second quarter of 2002. During the quarter, our Company's resources were focused on the continuing development of the Meager Creek Geothermal Project, located 160 km north of Vancouver, British Columbia, Canada

The potential of the Meager Creek Project has been assessed by GeothermEx, Inc. of Richmond, California, world-renowned specialists in geothermal exploration and production. The GeothermEx report of July 2001 estimated the potential recoverable heat energy from the Meager Creek field to be the equivalent of at least 110 MW of electrical power capacity over a minimum 30-year project life.

Our Company's immediate goal is to demonstrate the commercial viability of this geothermal resource and develop the project through to production. To accomplish these objectives, we completed a geophysical survey program and a three-hole temperature gradient drilling program during the second quarter. The positive results from that program support the presence of a large, high temperature geothermal reservoir.

A relatively constant temperature of 190°C was recorded in the first well (M17), from 800m to the bottom of the hole at 1,185m. A maximum temperature of 212°C was recorded in the second well (M18) at the relatively shallow depth of 550m. This was the highest temperature ever recorded in a diamond drill hole in Canada at that depth. Operational difficulties related to the M18 well necessitated the drilling being halted at 660m, however, the excellent results demonstrate the technical success of the well. The equally successful third well (M19), was drilled to 913m with a maximum temperature of 224°C recorded.

The initial program successfully demonstrated the presence of high temperature geothermal fluids at relatively shallow depth, which supports the existence of a geothermal plume flowing outward from beneath the mountain peaks to the north. In addition, the presence of brecciated rocks in drill cores indicated favorable conditions for high permeability at depth and hence the potential for commercial hydrothermal "flow."

Given the very successful results to date, our Company is arranging an expansion of the core drilling program, scheduled for completion during 2002. A positive result at that point will trigger a decision to proceed with a production-size test well program in 2003 designed to demonstrate the commercial viability of the project.

Once the technical viability of the resource is established, a financial feasibility assessment will be undertaken and an application for project certification will be made to the Government of British Columbia, triggering an environmental assessment process. Potential power sales contracts and project financing opportunities will be pursued concurrently with the feasibility studies and regulatory assessments.

Upon confirmation of commercial viability, our Company proposes to develop the Meager Creek Project in two 55 MW stages over a five-year period. Also to be considered is the potential for the project to generate significantly greater amounts of electricity than the 110 MW currently contemplated. GeothermEx estimates the "most likely" capacity to be approximately 200 MW and cites earlier estimates of the possibility of 250 MW. GeothermEx concludes that with successful testing and completion of the confirmation wells, "this geothermal field should become as attractive a development target as any available today in North America".

In the final phase, the project financing is anticipated to be raised through a combination of debt and equity or through securing a strategic alliance with a major independent power producer committed to funding and prompt development of the Meager Creek Project.

At the Annual General Meeting held June 28, the incumbent directors, comprising John Darch, Kenneth MacLeod, Jan Vestrum, Dr. Mory Ghomshei and John Copeland, were re-elected and Cameron Belsher and Jon Steen Petersen were newly elected as directors.

During the quarter, $584,876 was spent on the ongoing resource confirmation program at Meager Creek. As at June 30, 2002, our Company had current assets of $86,653 and working capital deficiency of $639,177. Subsequent to the second quarter, an aggregate of $200,000 was loaned to our Company by a director and the major shareholder. To continue with the program, the Company is preparing for a new financing through the sale of common shares.

ON BEHALF OF THE BOARD OF DIRECTORS
"Kenneth MacLeod"
Kenneth MacLeod
President and Chief Executive Officer

August 12, 2002